UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SONUS NETWORKS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common stock, $0.001 par value
(Title of Class of Securities)

835916107

(CUSIP Number of Class of Securities (Underlying Common Stock))

Jeffrey M. Snider
Senior V.P., General Counsel and Secretary
Sonus Networks, Inc.

7 Technology Park Drive

Westford, MA  01886
(978) 614-8100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:
Mark J. Kelson, Esq.

Manatt, Phelps & Phillips, LLP

11355 West Olympic Boulevard

Los Angeles, CA  90064

(310) 312-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
Not applicable	Not applicable

*

Pursuant to General Instruction D to Schedule TO, no filing fee is required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form of Registration No.:	Not applicable	Date Filed:	Not applicable

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On June 19, 2009, the stockholders of Sonus Networks, Inc. (“Sonus” or the “Company”) voted at the 2009 annual meeting of stockholders to approve the Company’s proposed stock option exchange program (the “Stock Option Exchange Program”) for the Company’s U.S. employees other than the Company’s members of the Board of Directors (the “Board”), executive officers and former members of the Board, executive officers and employees.  In connection with the Stock Option Exchange Program, the Company is herewith filing an email memorandum to Sonus employees, dated August 14, 2009, from Dr. Richard N. Nottenburg, President and CEO of the Company, regarding the Stock Option Exchange Program.

The employee communication attached hereto as Exhibit 99.1 to this Schedule TO does not constitute an offer to holders of the Company’s outstanding stock options to tender those options.

The Stock Option Exchange Program has not yet commenced.  Sonus will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Stock Option Exchange Program.  Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Stock Option Exchange Program.

Sonus option holders will be able to obtain the written materials described above and other documents filed by Sonus with the SEC free of charge from the SEC’s website at www.sec.gov.  In addition, option holders may obtain free copies of the documents filed by Sonus with the SEC by directing a written request to: Sonus Networks, Inc., 7 Technology Park Drive, Westford, MA  01886; Attention: Investor Relations.

ITEM 12. EXHIBITS.

Exhibit
No.	Document
99.1	Employee Memorandum to all employees from Dr. Richard N. Nottenburg, President and CEO, dated August 14, 2009

EXHIBIT INDEX

Exhibit
No.	Document
99.1	Employee Memorandum to all employees from Dr. Richard N. Nottenburg, President and CEO, dated August 14, 2009